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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               Tejas Incorporated
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    957531205
                              --------------------
                                 (CUSIP Number)

                                 Wayne Barr, Jr.
                     c/o Capital & Technology Advisors, Inc.
                          18 Corporate Woods Boulevard
                                   Third Floor
                             Albany, New York 12211
                                 (518) 462-2632
          -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 1, 2005
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Wayne Barr, Jr.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]
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3.  SEC Use Only

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4.  Source of Funds (See Instructions)

    OO
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d)or 2(e) [ ]

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6. Citizenship or Place of Organization

   United States
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   Number of          7.  Sole Voting Power
     Shares
  Beneficially            464,211
    Owned By          --------------------------------------------------------
     Each             8.  Shared Voting Power
   Reporting
     Person               0
      With            --------------------------------------------------------
                      9.  Sole Dispositive Power

                          417,814
                      --------------------------------------------------------
                      10. Shared Dispositive Power

                          0
                      --------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    464,211
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) [ ]

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13. Percent of Class Represented by Amount in Row (11)

    5.9%
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14. Type of Reporting Person (See Instructions)

    IN
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Introduction

     This Schedule 13D is being filed by Wayne Barr, Jr. ("Mr. Barr" or the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $0.001 per share, of Tejas Incorporated (the "Issuer").

Item 1. Security and Issuer

     This statement relates to the common stock of Tejas Incorporated. The Issuer's executive offices are located at 2700 VIA FORTUNA, SUITE 400, AUSTIN, TX 78746.

Item 2. Identity and Background

     (a) This statement is filed by Wayne Barr, Jr.

     (b) The address of the principal business office of Mr. Barr is 18 Corporate Woods Boulevard, Third Floor, Albany, NY 12211.

     (c) Mr. Barr is President and Chief Executive Officer of Capital & Technology Advisors, Inc., a wholly-owned subsidiary of the Issuer.

     (d) During the past five years, Mr. Barr has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Barr has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

     (f) Mr. Barr is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The 464,211 shares of common stock of the Issuer beneficially held by Mr. Barr were acquired pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated July 1, 2005 (the "Closing Date") by and among Tejas Incorporated, Tejas Acquisition Corp., Capital & Technology Advisors, Inc., and each of Niskayuna Development LLC, Wayne Barr, Jr., Shawn O'Donnell, Patrick Doyle and John P. Bade (together, Niskayuna and such individuals, the "Stockholders") pursuant to which Tejas Acquisition Corp. merged with and into Capital & Technology Advisors, Inc. and the surviving entity became a wholly-owned subsidiary of the Issuer. The consideration paid by the Issuer on the Closing Date to the Stockholders, in exchange for the outstanding capital stock of Capital & Technology Advisors, Inc., consisted of cash in the amount of $3.0 million and 3,157,895 shares of the Issuer's common stock, of which Mr. Barr received 464,211 shares. A deposit of $2.0 million had previously been paid to Capital & Technology Advisors, Inc. as paying agent for the Stockholders in connection with the execution of the letter of intent relating to the Merger.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 99.1 to this
Schedule 13D and incorporated herein in its entirety by reference.

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Item 4. Purpose of Transaction

     As described in Item 3 above, this statement relates to shares of the Issuer's common stock received by Mr. Barr in exchange for shares of capital stock of Capital & Technology Advisors, Inc. held by Mr. Barr, pursuant to the Merger Agreement. Pursuant to an Employment and Confidentiality Agreement, dated as of July 1, 2005, entered into in connection with the Merger, Mr. Barr became President and Chief Executive Officer of Capital & Technology Advisors, Inc., a wholly-owned subsidiary of Issuer.

     Except as may be provided herein, the Reporting Person does not have any other plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) Amount beneficially owned: 464,211 shares of common stock, of which 417,814 shares are held of record by Mr. Barr and 46,397 shares are held of record by HSBC Bank USA, National Association, as escrow agent pursuant to the Escrow Agreement described under Item 6 herein, to which the Reporting Person has voting control and a pecuniary interest.

     (b) Number of shares as to which Reporting Person has:

          (i) sole power to vote or direct the vote: 464,211

          (ii) shared power to vote or direct the vote: 0

          (iii) sole power to dispose or direct the disposition of: 417,814

          (iv) shared power to dispose or direct the disposition of: 0


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On July 1, 2005, in connection with the Merger Agreement, Capital & Technology Advisors, Inc., the Issuer, Niskayuna Development LLC ("Niskayuna"), Mr. Barr and HSBC Bank USA, National Association, as escrow agent, entered into an Escrow Agreement, under which Niskayuna and Mr. Barr deposited 262,919 and 46,397 shares, respectively, of common stock of Issuer received pursuant to the Merger Agreement into escrow to secure certain indemnity obligations of Capital & Technology Advisors, Inc. under the Merger Agreement. Pursuant to the terms of the Merger Agreement and Escrow Agreement, these shares were issued in the name of HSBC Bank USA, National Association, as Escrow Agent. The depositing parties retain voting control over such shares.

     In connection with the Merger Agreement, Niskayuna and Barr entered into a Contribution Agreement, dated as of July 1, 2005 pursuant to which the parties agree that an Underpaying Party (as defined in the Contribution Agreement) shall repay an Overpaying Party (as defined in the Contribution Agreement), as contribution, such amounts as are necessary to ensure that each party pays his Contribution Pro Rata Share (as defined in the Contribution Agreement) of any obligations under the Merger Agreement.

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     The securities issued to Mr. Barr in the Merger have not been registered under the Securities Act of 1933 (the "Securities Act"), as amended and were issued in reliance on the exemption from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. In connection with the Merger, the Company and the Stockholders, including Mr. Barr, entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Stockholders were granted the right to register their shares for resale on a registration statement to be filed by the Company within 60 days following the Closing Date. Thereafter, the Company will use its commercially reasonable efforts to cause such registration statement to be declared effective as promptly as practicable and to keep it effective for the period specified in the Registration Rights Agreement. The Stockholders were also granted "piggyback" registration rights with respect to registrations initiated by the Company on its own behalf or for the benefit of selling stockholders.

     Also on July 1, 2005, Mr. Barr entered into a letter agreement with the Issuer ("Affiliate Agreement") pursuant to which Mr. Barr agreed not to make any sale, transfer or other disposition of the shares of Issuer common stock in violation of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission and agreed that the Issuer has the right to apply legends to such common stock.

     Reference to, and descriptions of the Merger Agreement, Escrow Agreement, Contribution Agreement, Registration Rights Agreement and Affiliate Agreement, as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement, Escrow Agreement, Contribution Agreement, Registration Rights Agreement and Affiliate Agreement included as Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5, respectively, to this Schedule 13D and incorporated in this Item 6 in their entirety.

     To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

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Exhibit No.         Description
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99.1                Agreement and Plan of Merger, dated as of July 1, 2005, by and among Tejas Incorporated, Tejas Acquisition Corp. , Capital & Technology Advisors, Inc. and the persons listed on the signature pages thereof.
--------------------------------------------------------------------------------
99.2 Escrow Agreement, dated as of July 1, 2005, by and among Tejas Incorporated, Niskayuna Development LLC, Wayne Barr, Jr., and HSBC Bank USA, National Association, as escrow agent.
--------------------------------------------------------------------------------
99.3 Contribution Agreement, dated as of July 1, 2005, by and between Niskayuna Development LLC and Wayne Barr, Jr.
--------------------------------------------------------------------------------
99.4 Registration Rights Agreement, dated as of July 1, 2005, by and among Tejas Incorporated and the persons listed on the signature pages thereof.
--------------------------------------------------------------------------------
99.5 Letter Agreement from Wayne Barr, Jr. to Tejas Incorporated, dated July 1, 2005.
--------------------------------------------------------------------------------

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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2005


                                        By:     /s/ Wayne Barr, Jr.
                                                -------------------
                                        Name:   Wayne Barr, Jr.




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